UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYNTHORX, INC.

(Name of Subject Company)

SYNTHORX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President and Chief Executive Officer

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

San Diego, California 92037

(858) 750-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 8, 2019, Synthorx, Inc. (“Synthorx”) and Sanofi issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Thunder Acquisition Corp., a wholly owned subsidiary of Sanofi (“Purchaser”), will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Synthorx common stock, for $68.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Synthorx (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Synthorx employee FAQs, first made available on December 9, 2019.

(ii)	Letter to Synthorx employees from Sanofi, first made available on December 9, 2019.